UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 15, 2011
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on March 15, 2011, entitled "Mandatory notification of trade - Statoil ASA”.

Mandatory notification of trade - Statoil ASA

The following primary insider in Statoil Fuel and Retail ASA (OSE:SFR) has sold shares in Statoil ASA (OSE:STL, NYSE:STO):

Bård Standal, General Counsel in Statoil Fuel & Retail ASA has on 14 March 2011 sold 1,738 shares in Statoil ASA at a price of NOK 147.10 per share and will after the sale hold 0 shares in Statoil ASA.

Further information

Investor relations

Hilde Merete Nafstad, senior vice president investor relations, +47 957 83 911 (mobile)

Morten Sven Johannessen, vice president investor relations USA, + 1 203 570 2524 (mobile)

Press

Jannik Lindbæk jr., vice president for media relations, +47 977 55 622 (mobile)

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: March 15, 2011	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer